[Chapman and Cutler LLP Letterhead]

VIA EDGAR

October 17, 2023

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Wise Origin Bitcoin Trust

Ladies and Gentlemen:

On behalf of Wise Origin Bitcoin Trust (the “Registrant”), we are transmitting for electronic filing under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant’s amendment no. 1 to the registration statement on Form S-1 (the “Registration Statement”). The Registration Statement relates to common shares of beneficial interest of Wise Origin Bitcoin Trust, a Delaware statutory trust intending to operate as an exchange-traded fund.

If you have any questions please do not hesitate to contact Morrison C. Warren at (312) 845-3484 or James M. Audette at (312) 845-3421.

Very truly yours,

/s/ CHAPMAN AND CUTLER LLP
CHAPMAN AND CUTLER LLP